UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2026

Commission File Number: 001-41175

Sangoma Technologies Corporation

(Exact name of Registrant as specified in its charter)

N/A

(Translation of registrant's name into English)

Bay-Adelaide Centre,

333 Bay Street, Suite 3400,

Toronto, Ontario, Canada M5H 2S7

(905) 474-1990

(Address and telephone number of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☐ Form 40-F ☒

Entry into a Definitive Agreement and Related Matters

Entry Into Arrangement Agreement

On September 28, 2026, Sangoma Technologies Corporation (the “Corporation”) entered into a definitive agreement (the “Arrangement Agreement”) with BRC Group Holdings, Inc. (“BRC”) and 1001755979 Ontario Inc., a wholly owned subsidiary of BRC (the “Purchaser”), pursuant to which the Purchaser agreed to acquire all of the issued and outstanding common shares (“Shares”) of the Corporation (the “Transaction”). Under the terms of the Arrangement Agreement, the holders of Shares (collectively, the “Shareholders”) will receive US$4.925 per Share in cash (the “Cash Consideration”) and 0.04767 of a share of common stock of BRC per Share (the “Share Consideration” and, collectively with the Cash Consideration, the “Consideration”).

The Transaction, which was unanimously approved by the board of directors of the Corporation (the “Board”) following a unanimous recommendation from a special committee of independent directors (the “Special Committee”), is to be carried out by way of a court-approved plan of arrangement under the Business Corporations Act (Ontario) (the “OBCA”) and will be subject to, among other conditions, the approval of at least two-thirds of the votes cast by Shareholders in person or by proxy at a special meeting of the Shareholders (the “Special Meeting”). The Special Meeting is expected to be held on or prior to December 11, 2026.

The foregoing description of the Arrangement Agreement and the Transaction contemplated thereunder, is only a summary, does not purport to be complete and is qualified in its entirety by reference to the full text of the Arrangement Agreement, which is filed as Exhibit 99.1 to this Report on Form 6-K and incorporated herein by reference.

Voting and Support Agreements

The directors and officers of the Corporation (the “Supporting Shareholders”), who collectively hold approximately 27% of the outstanding Shares (on a non-diluted basis), have entered into voting and support agreements with the Purchaser and BRC (the “Voting and Support Agreements”), pursuant to which they have agreed, among other things, to vote all of their Shares in favour of the Transaction.

Capitalized terms used but not defined herein have the respective meanings given to them in the Arrangement Agreement. The foregoing description of the Voting and Support Agreements does not purport to be complete and is qualified in its entirety by reference to the Voting and Support Agreements, the form of which is filed as Exhibit 99.2 to this Report on Form 6-K and incorporated herein by reference.

Conditions to the Transaction

Completion of the Transaction will be subject to, among other things: (i) the approval of at least two-thirds of the votes cast by Shareholders in person or by proxy at the Special Meeting; and (ii) the approval of a simple majority of the votes cast by Shareholders in person or by proxy at the Special Meeting, excluding certain votes attached to Shares held by persons described in items (a) through (d) of section 8.1(2) of MI 61-101. Under the terms of the Arrangement Agreement, the Special Meeting is expected to be held on or prior to December 11, 2026.

In addition, completion of the Transaction is subject to: (A) obtaining the approval of the Ontario Superior Court of Justice (Commercial List); (B) obtaining applicable regulatory approvals or clearances (as further described in the Arrangement Agreement), including clearance under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 (United States), approval under the Investment Canada Act and approval from the Federal Communications Commission and certain U.S. state telecommunications regulators pursuant to in-place permits held by the Corporation; (C) the BRC shares of common stock issuable as the Share Consideration being exempt from registration under Section 3(a)(10) of the U.S. Securities Act of 1933, as amended, and registered to the extent required by Section 12(b) of the U.S. Securities Exchange Act of 1934, as amended; (D) dissent rights not having been exercised with respect to more than 10% of the outstanding Shares; and (E) other customary closing conditions, including those relating to the accuracy of each party’s representations and warranties and each party’s compliance with its covenants and agreements contained in the Arrangement Agreement (in each case, subject to certain qualifications).

The Transaction is not subject to a financing condition. The Purchaser has obtained debt financing commitments that, together with available cash, are expected to be sufficient to fund the aggregate Cash Consideration, and BRC has unconditionally and irrevocably guaranteed the Purchaser’s performance of its payment and other obligations under the Arrangement Agreement.

Under the Arrangement Agreement, the Transaction may not become effective before January 1, 2027. Subject to the satisfaction or waiver of the conditions set out in the Arrangement Agreement, the Transaction is expected to be completed in January 2027 and, in any event, on or before January 22, 2027 (the “Outside Date”), subject to any extension in accordance with the Arrangement Agreement.

Certain Other Terms of the Arrangement Agreement

The Arrangement Agreement includes customary representations, warranties and covenants from each of the Corporation, the Purchaser and BRC, including covenants regarding the conduct of the Corporation’s business prior to the closing of the Transaction. BRC has unconditionally and irrevocably guaranteed the due and punctual payment and performance by the Purchaser of the Purchaser’s obligations under the Arrangement Agreement. The Arrangement Agreement provides for customary deal protection provisions, including a non-solicitation covenant on the part of the Corporation, which is subject to “fiduciary out” provisions that would enable the Corporation to enter into a definitive agreement with respect to an unsolicited proposal that constitutes a Superior Proposal in certain circumstances prior to the approval of the Transaction at the Special Meeting, subject to the Purchaser having a right to match any such Superior Proposal.

The Arrangement Agreement also contains certain termination rights for each of the Corporation and the Purchaser, including, without limitation, where, subject to the terms of the Arrangement Agreement: (i) the Transaction is not approved by the Shareholders at the Special Meeting; (ii) a law is enacted that makes the Transaction illegal or otherwise prohibited; or (iii) the Transaction is not consummated by the Outside Date (provided that, if the Debt Financing Commitment Letter has been amended at the Corporation’s request to extend its expiry where any Required Regulatory Approval remains outstanding, the Purchaser may not terminate for this reason until the earlier of the expiry or termination of such amended commitment letter and the date specified in the Corporation’s notice).

The Purchaser, on the one hand, and the Corporation, on the other hand, each have a separate termination right if, subject to the terms of the Arrangement Agreement, either the Corporation (in the case of the Purchaser’s termination right) or the Purchaser (in the case of the Corporation’s termination right) breaches its representations, warranties or covenants in a manner that would cause certain conditions precedent to be unfulfilled and such breach is incapable of being cured on or prior to the Outside Date or is not cured in accordance with the terms of the Arrangement Agreement.

The Purchaser has a termination right if, among other things, the Board changes or withdraws its recommendation in respect of the Transaction at any time prior to the Transaction being approved by Shareholders at the Special Meeting, if the Corporation materially breaches its non-solicitation covenants or if a Material Adverse Effect has occurred that is incapable of being cured on or prior to the Outside Date. The Corporation has a termination right if, among other things, the Board authorizes the Corporation to enter into a definitive agreement with respect to an unsolicited proposal that constitutes a Superior Proposal in certain circumstances prior to obtaining the Required Shareholder Approval, or if the Purchaser or BRC fails to deposit the Consideration or consummate the closing of the Transaction when required under the Arrangement Agreement. In certain specified circumstances as described under the Arrangement Agreement, a termination fee of US$5,397,000 is payable by the Corporation to the Purchaser.

This Report on Form 6-K (including the exhibit attached hereto) shall not be deemed to be “filed” for purposes of the Securities Exchange Act of 1934, as amended, and shall not be incorporated by reference into any filing under the Securities Act of 1933, as amended, except as shall be expressly set forth by specific reference in such filing.

Financial Statements and Exhibits.

The following exhibits are being filed herewith:

Exhibit

99.1*	Arrangement Agreement, dated as of September 28, 2026, by and among BRC, 1001755979 Ontario Inc. and Sangoma Technologies Corporation.

99.2*	Form of Voting Support Agreement, dated as of September 28, 2026, by and among BRC, the Purchaser and each of the Supporting Shareholders.

* Certain schedules and exhibits to Exhibits 99.1 and 99.2 have been omitted pursuant to Item 6.01(a)(5) of Regulation S-K. The Corporation agrees to provide a copy of any omitted schedule or exhibit to the SEC or is staff upon request.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sangoma Technologies Corporation

Date: October 1, 2026	By:	/s/ Samantha Reburn
Name: Samantha Reburn
Title: Chief Legal & Administrative Officer